Exhibit 99.2
2Investment properties

The following summary of the group’s investment properties by type as of June 30, 2020 prepared in accordance with SEC SX 12-28 (1):

	Initial Costs		SubsequentCosts	Costs at the end of the year
	Plot of land	Buildings, facilities and improvements	Disposals / Transfers	Plot of land	Buildings, facilities and improvements	Total	Capitalized cost, net	Fair Value adjustments	Fair value at the end of the year (2)	Date of construction	Date of acquisition
Shopping malls:
Abasto	190,605	4,701,292	241,719	190,605	4,943,011	5,133,616	3,050	1,673,143	6,809,809	Nov-98	Jul-94
Alto Palermo Shopping	169,909	7,748,039	512,002	169,909	8,260,041	8,429,950	5,287	-188,591	8,246,646	Oct-90	Nov-97
Alto Avellaneda	339,051	3,106,699	775,324	339,051	3,882,023	4,221,074	8,070	420,103	4,649,247	Oct-95	Dec-97
Alcorta Shopping	156,463	1,878,959	666,829	156,463	2,545,788	2,702,251	1,304	1,395,531	4,099,086	Jun-92	Jun-97
Alto Noa	6,972	830,514	160,567	6,972	991,081	998,053	258	158,144	1,156,455	Sep-94	Mar-95
Patio Bullrich	164,453	2,936,721	315,020	164,453	3,251,741	3,416,194	626	-1,082,091	2,334,729	Sep-88	Oct-98
Alto Rosario	737,627	272,186	892,920	737,627	1,165,106	1,902,733	4,685	2,199,821	4,107,239	Nov-04	Nov-04
Mendoza Plaza	205,792	1,400,153	955,614	205,792	2,355,767	2,561,559	10,721	-636,423	1,935,857	Jun-94	Dec-94
Dot Baires Shopping	628,802	518,816	4,388,332	628,802	4,907,148	5,535,950	6,235	-303,377	5,238,808	May-09	Nov-06
Córdoba Shopping (3)	75,160	1,326,248	251,940	75,160	1,578,188	1,653,348	45	-387,265	1,266,128	Mar-90	Dec-06
Distrito Arcos	-	-	2,109,075	-	2,109,075	2,109,075	-	-217,760	1,891,315	Nov-09	Nov-09
Alto Comahue	51,129	136,588	2,375,276	51,129	2,511,864	2,562,993	-	-1,300,245	1,262,748	May-06	May-06
Patio Olmos	155,002	287,866	1,013	155,002	288,879	443,881	1,089	453,323	898,293	May-95	Sep-07
Soleil Premium Outlet	165,679	558,307	450,461	165,679	1,008,768	1,174,447	1,264	680,253	1,855,964	Jul-10	Jul-10
Ocampo parking space	48,466	320,032	1,677	48,466	321,709	370,175	-	398,804	768,979	Sep-06	Sep-06
Beruti parking space	-	50,509	-	-	50,509	50,509	-	398,739	449,248	-	Mar-20
Shopping malls	3,095,110	26,072,929	14,097,769	3,095,110	40,170,698	43,265,808	42,634	3,662,109	46,970,551
Office and other rental properties:
Abasto Offices	-	-	101,227	-	101,227	101,227	-	231,844	333,071	Mar-13	Jul-94
Zetta building	429,415	-	3,325,221	429,415	3,325,221	3,754,636	118,801	8,460,748	12,334,185	Dec-18	Dec-18
Dot building	142,400	35,738	1,886,269	142,400	1,922,007	2,064,407	9,691	2,151,822	4,225,920	Sep-10	Nov-06
Anchorena 545 (Chanta IV)	9,829	54,411	393	9,829	54,804	64,633	-	152,256	216,889	Aug-08	Aug-08
Anchorena 665	26,703	106,765	-	26,703	106,765	133,468	-	166,149	299,617	Aug-08	Aug-08
Zelaya 3102	24,427	-	-	24,427	-	24,427	-	18,613	43,040	Jul-05	Jul-05
Suipacha 664	207,779	446,297	9,171	207,779	455,468	663,247	46	833,840	1,497,133	Jun-94	Dec-14
Bouchard 710	1,712,478	917,116	81,840	1,712,478	998,956	2,711,434	3,288	3,603,850	6,318,572	Dec-14	Dec-14
Intercontinental Plaza building	14,620	251,447	2,620	14,620	254,067	268,687	1,032	864,826	1,134,545	Jun-96	Dec-14
República building	1,988,142	1,608,192	7,356	1,988,142	1,615,548	3,603,690	859	5,364,570	8,969,119	Dec-14	Dec-14
Bank Boston Tower	1,501,530	1,214,267	2,661	1,501,530	1,216,928	2,718,458	3,465	3,920,164	6,642,087	Dec-14	Dec-14
Paseo del Sol	-	12,426	-	-	12,426	12,426	-	24,000	36,426	Jul-15	Jul-15
Phillips building	-	1,350,199	785	-	1,350,984	1,350,984	304	1,316,507	2,667,795	Jun-17	Jun-17
Catalinas building	1,928,928	5,735,088	-592,009	1,928,928	5,143,079	7,072,007	-	6,471,766	13,543,773	-	Jun-20
Office and other rental properties	7,986,251	11,731,946	4,825,534	7,986,251	16,557,480	24,543,731	137,486	33,580,955	58,262,172
Undeveloped parcels of land
Building annexed to Dot	660,798	-	-	660,798	-	660,798	-	3,334,028	3,994,826	-	Nov-06
Luján plot of land	335,890	-	35,188	371,078	-	371,078	-	589,312	960,390	-	May-12
Caballito –Ferro plot of land	714,267	-	205,677	919,944	-	919,944	-	2,233,307	3,153,251	-	Nov-97
Annexed to Dot plot of land	6,148	-	-	6,148	-	6,148	-	8,248	14,396	-	Feb-17
Mendoza plot of land	10,867	-	-	10,867	-	10,867	-	6,597	17,464	-	Dec-16
Intercontinental plot of land Tower B	460,003	-	533,900	993,903	-	993,903	-	81,273	1,075,176	-	Dec-14
Mendoza Av Este 2992 plot of land	-	-	66,981	66,981	-	66,981	-	50,216	117,197	-	Mar-18
La Plata plot of land	372,819	-	474	373,293	-	373,293	-	562,985	936,278	-	Mar-18
Undeveloped parcels of land	2,560,792	-	842,220	3,403,012	-	3,403,012	-	6,865,966	10,268,978

Properties under development
PH Office Park	-	-	14,723	-	14,723	14,723	-	-	14,723	-	Nov-06
Alto Palermo Shopping annex	559,891	-	996,182	559,891	996,182	1,556,073	-	206,594	1,762,667	-	Jun-06
Phillips building	-	-	55,265	-	55,265	55,265	-	-1,636	53,629	-	Jun-17
Alto Avellaneda	-	-	92,569	-	92,569	92,569	-	-8,819	83,750	-	Dec-97
Properties under development	559,891	-	1,158,739	559,891	1,158,739	1,718,630	-	196,139	1,914,769
Others
DirecTV Arena Stadium	-	-	273,651	-	273,651	273,651	-	-273,651	-	-	Feb-18
EH UTE	-	-	106,234	-	106,234	106,234	-	-30,739	75,495	-	Sep-17
Others	-	-	379,885	-	379,885	379,885	-	-304,390	75,495
Total	14,202,044	37,804,875	21,304,147	15,044,264	58,266,802	73,311,066	180,120	44,000,779	117,491,965

(1) All investment properties are located in Argentina.
(2) See Note 10 for the roll forward on the fair value of investment properties.
(3) Encumbrance antichresis.